Exhibit 1

FOR IMMEDIATE RELEASE

BioLineRx Appoints B. J. Bormann to
Board of Directors

Jerusalem, August 19, 2013 - BioLineRx (NASDAQ: BLRX; TASE: BLRX), a biopharmaceutical development company, announced today the appointment of B. J. Bormann, Ph.D., to its Board of Directors.

Dr. Bormann has had a distinguished and extensive career in the pharmaceutical industry. Most recently, she served as Senior Vice President and Worldwide Head of Therapeutic Alliances and Strategic Partnerships at Boehringer Ingelheim Pharmaceuticals Inc. Prior to that, she held the position of Vice President, Strategic Alliances, at Pfizer Inc.

Commenting on the new appointment, Aharon Schwartz, Ph.D., Chairman of the Board of BioLineRx, said, "With a career spanning more than two decades at senior executive positions in leading pharmaceutical companies, B.J. brings a wealth of industry-tested knowledge, experience, and leadership, making her a valuable addition to our Board. She offers BioLineRx tremendously deep insight and an impressive track record in precipitating partnerships and alliances, as we continue to grow our Company and advance our therapeutic pipeline toward commercialization. On behalf of the entire team at BioLineRx, I am very pleased to welcome B.J. to our Board."

"I am delighted to join BioLineRx's Board of Directors," said Dr. Bormann. "I believe the Company has a very bright future, given its promising therapeutic product pipeline and drug development expertise. I am looking forward to working alongside BioLineRx's experienced management team as they continue to advance the Company's pipeline and forge new strategic collaborations within the industry."

Dr. Bormann recently retired from Boehringer Ingelheim Pharmaceuticals Inc., where she served as Senior Vice President and Worldwide Head of Therapeutic Alliances and Strategic Partnerships and, before that, as Senior Vice President, Business Development and Licensing. At Boehringer Ingelheim, Dr. Bormann was responsible for global scouting and evaluation of new partnership opportunities, as well as various business structures, including acquisitions, alliances, joint ventures and equity stakes. She was also a member of the Corporate Management Committee for the United States. Before joining Boehringer, Dr. Bormann held a number of senior positions at Pfizer, including Vice President, Strategic Alliances. Dr. Bormann has served, and continues to serve, on several boards, including the Executive Board of the Connecticut Business and Industry Association, Rincon Pharmaceuticals, Supportive Therapeutics, Institute for Pediatric Innovation and the Biotechnology Industrial Organization (BIO). In addition, she has served as a strategic consultant to Paperboy Ventures, ACG & Associates, and Atlas Venture.

She is currently the CEO of Harbour Antibodies and also Chief Business Officer of NanoMedical Systems, Inc.

Dr. Bormann earned a B.S. in Biology and Chemistry from Fairfield University and received her Ph.D. in Biomedical Science from the University of Connecticut Health Center in the Department of Pathology. Upon receiving her Ph.D., Dr. Bormann worked as a research affiliate in the Department of Pathology at the Yale University School of Medicine.

About BioLineRx
BioLineRx is a publicly-traded biopharmaceutical development company. BioLineRx is dedicated to building a portfolio of products for unmet medical needs or with advantages over currently available therapies. BioLineRx’s current portfolio consists of seven clinical stage candidates: BL-1040, for prevention of pathological cardiac remodeling following a myocardial infarction, which has been out-licensed to Ikaria Inc., is currently undergoing a pivotal CE-Mark registration trial; BL-5010 for non-surgical removal of skin lesions has completed a Phase 1/2 study; BL-7040 for treating inflammatory bowel disease (IBD) has completed a Phase 2a trial; BL-8040 for treating acute myeloid leukemia (AML) and other hematological cancers has commenced a Phase 2 study; BL-8020 for hepatitis C (HCV) has commenced a Phase 1/2 study; BL-1021 for neuropathic pain is in Phase 1 development; and BL-1020 for schizophrenia. In addition, BioLineRx has four products in various pre-clinical development stages for a variety of indications, including central nervous system diseases, infectious diseases, cardiovascular and autoimmune diseases.

BioLineRx’s business model is based on acquiring molecules mainly from biotechnological incubators and academic institutions. The Company performs feasibility assessment studies and development through pre-clinical and clinical stages, with partial funding from the Israeli Government’s Office of the Chief Scientist (OCS). The final stage includes partnering with medium and large pharmaceutical companies for advanced clinical development (Phase 3) and commercialization. For more information on BioLineRx, please visit www.biolinerx.com, the content of which does not form a part of this press release.

Various statements in this release concerning BioLineRx’s future expectations constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words such as “may,” “expects,” “anticipates,” “believes,” and “intends,” and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of BioLineRx to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are: changes in relationships with collaborators; the impact of competitive products and technological changes; risks relating to the development of new products; and the ability to implement technological improvements. These and other factors are more fully discussed in the “Risk Factors” section of BioLineRx’s most recent annual report on Form 20-F filed with the Securities and Exchange Commission on March 12, 2013. In addition, any forward-looking statements represent BioLineRx’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. BioLineRx does not assume any obligation to update any forward-looking statements unless required by law.

Contact:
KCSA Strategic Communications
Garth Russell / Todd Fromer
+1 212-896-1250 / +1 212-896-1250
grussell@kcsa.com / tfromer@kcsa.com

or

Tsipi Haitovsky
Public Relations
+972-3-6240871
tsipih@netvision.net.il